Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the

United States Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: May 23, 2022

FiscalNote Announces First Quarter 2022
Financial Results, Delivering Strong Performance and Continued Momentum

Company Achieves $112 Million in Run-Rate Revenue, Reaffirms Consolidated Full Year Run-Rate Revenue

First Quarter GAAP Revenues of $26.1 million, up 50% Year-over-Year

Successful Execution of Organic and Acquisition Strategy Compound Growth and Bolster Outlook

Washington, D.C. – Monday, May 23, 2022 -- FiscalNote Holdings, Inc. ("FiscalNote"), a leading technology provider of global policy and market intelligence, today announced financial results for the first quarter ended March 31, 2022, which demonstrate the company's continued successful execution of its strategic plan enabling durable organic growth, best-in-class margins, strong recurring revenue model, accelerated product innovation, and a continued path to profitability.

"I am incredibly pleased to announce another tremendous quarter for FiscalNote as the company continues to see significant growth in Run-Rate Revenue, a key management metric, underscoring successful execution against our M&A and organic strategy and building a sustainable baseline for future growth. Our increasing scale, compounding recurring revenue,and market expansion have allowed us to grow our GAAP revenues 50 percent from a year ago. We remain confident that our targeted investments in new, high-growth opportunities such as global geopolitical insights and market intelligence will continue to provide a sustainable competitive advantage and solidify our position as category creator. Additionally, amidst a backdrop of geopolitical uncertainty ranging from actions to stem inflation and supply chain issues to emerging ESG issues, our expanding product portfolio has positioned us to more efficiently deliver incremental value to our customers and increase retention through cross-sell opportunities," said FiscalNote CEO & Co-founder, Tim Hwang. “This performance underscores the confidence in our ability to drive revenue growth and earnings improvement as the company grows to achieve operating scale.”

“We are pleased to see the continued execution of the business plan," said Manoj Jain, CEO of Duddell Street Acquisition Corp., and Co-Chief Investment Officer of Maso Capital. "FiscalNote continues to harness the incredible momentum and opportunities generated by its 2021 M&A efforts. This is empowering the company to successfully implement its strategy of helping global customers turn insights into action from its AI-enabled models and data aggregation capabilities, which equip them with the tools and services they need to stay ahead of rapidly evolving policy, environmental, corporate, and regulatory challenges.”

Management KPIs as of March 31, 2022:

●	Consolidated Run-Rate Revenue[1] rose to $112 million from $97 million in the prior year period, representing an increase of 16% organic growth. FiscalNote expects organic Run-Rate Revenue[2] growth to accelerate to 25-30% by the end of 2022.
●	With approximately 90% of Run-Rate Revenue recurring, the Company’s annual recurring revenue[3] totaled $100 million.
●	Q1 2022 net revenue retention rate was 98%, up from 96% in the prior year period.

First Quarter 2022 Operational & Customer Highlights:

Major geopolitical uncertainty and regulatory action has driven accelerated growth and product innovation in various parts of FiscalNote’s business during the quarter. Highlights include:

●	Continued expansion of the Company’s customer base across a variety of emerging and regulated industries, including securing new relationships with Xero, First Solar, Plastipak, and Ingredion.
●	Introduction of Fireside State, the CRM industry’s all-in-one constituent relationship management SaaS platform specifically designed for lawmakers and staff at the State and Local levels of government.
●	Full launch of CQ Federal’s AI-enabled transcription technology for customers, delivering faster and more expanded transcripts coverage of timely Congressional events by leveraging FactSquared’s proprietary technology.
●	FrontierView and Oxford Analytica together reached heightened levels of interest and engagement during the quarter - driven by events such as inflation, global slowdown concerns, and the effects of the conflict in Ukraine - allowing both products to deliver unparalleled value and results for customers by helping them convert incisive economic and geopolitical intelligence and critical market insights into action.
●	Release of additional product enhancements to Equilibrium’s ESG360 platform including key updates to metrics, dashboards, and benchmarking by leveraging the combination of FiscalNote AI Solutions and Equilibrium to empower organizations to benchmark ESG performance relative to their peers, partners, or competitors.
●	Predata launch of Resonance, a new product designed to help monitor multiple tracked narratives, set campaign objectives, and evaluate messaging effectiveness against target audience engagement baselines - all within a single, customizable dashboard view.
●	Board.org launched its Data Privacy Board, a community for heads of privacy at the world's largest companies to share valued peer insights, best practices, and answers to their toughest questions.
●	The Company was recognized as one of “America’s Best Startup Employers” 2022 by Forbes for the third year in a row.

1 Run-Rate revenue is defined as the annualized subscription revenue at the period end plus the last twelve months’ non-subscription revenue.

2 Organic Run-Rate Revenue is defined as the annualized subscription revenue at the period end plus the last twelve months’ non-subscription revenue for the legacy platform and acquisitions completed in the previous year.

3 Annual recurring revenue is calculated on an account level by annualizing the contracted subscription revenue at the period end.

2022 Financial Outlook:

●	Reiterating full year consolidated Run-Rate Revenue of $173 million, representing 58% year-over-year growth.
●	Anticipating full year Adjusted EBITDA loss of approximately $23 million, representing a 13% year-over-year improvement.
●	Company reaffirms its expectation of reaching positive Adjusted EBITDA within the fourth quarter of 2023.

As previously announced, FiscalNote plans to become a publicly-traded company pursuant to a business combination agreement dated November 7, 2021, as amended on May 9, 2022, with Duddell Street Acquisition Corp. (Nasdaq: DSAC) (“Duddell Street”), a publicly-traded special purpose acquisition company. Completion of the proposed business combination is subject to Duddell Street's registration statement on Form S-4 being declared effective by the Securities & Exchange Commission ("SEC"), the approval of the proposed business combination by Duddell Street's shareholders, and other customary closing conditions. Duddell Street's Class A ordinary shares are currently traded on Nasdaq under the symbol "DSAC." Upon completion of the proposed business combination, FiscalNote's Class A common stock is expected to be publicly listed on the New York Stock Exchange (“NYSE”) under the ticker symbol "NOTE."

The SEC is continuing the regulatory review process for the registration statement. Once completed, the parties will seek required shareholder approvals and proceed to close the proposed business combination, with an anticipated target closing date in Q2 of this year.

About FiscalNote

FiscalNote is a leading global technology provider of legal and policy data and insights. By combining AI capabilities, expert analysis, and legislative, regulatory, and geopolitical data, FiscalNote is reinventing the way that organizations minimize risk and capitalize on opportunity. Home to CQ, Roll Call, Oxford Analytica, and VoterVoice, FiscalNote empowers clients worldwide to monitor, manage, and act on the issues that matter most to them. To learn more about FiscalNote and its family of brands, visit FiscalNote.com and follow @FiscalNote.

About Duddell Street Acquisition Corp.

Duddell Street Acquisition Corp. was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Duddell Street is sponsored by Hong Kong-based hedge fund Maso Capital. Since inception, Maso Capital has invested in more than one thousand companies and situations across multiple sectors and geographies. Leveraging its stature and reputation in Hong Kong and its experienced investment team, Maso Capital has had investments in a number of TMT, healthcare, fintech and consumer companies in the region. For more information, please visit DSAC.co.

Contacts:

Media
FiscalNote
Nicholas Graham
press@fiscalnote.com

Investors
ICR, Inc. for FiscalNote
Sean Hannan
IR@fiscalnote.com

Duddell Street Acquisition Corp.
Sam Joshi
IR@masocapital.com

Additional Information and Where to Find It

In connection with its proposed business combination with FiscalNote Holdings, Inc. ("FiscalNote"), Duddell Street (DSAC) has filed relevant materials with the SEC, including a registration statement on Form S-4, which includes a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street's shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street's directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street's prospectus, dated October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures that FiscalNote’s management uses to evaluate its operations, measure its performance and make strategic decisions, including EBITDA and Adjusted EBITDA. EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA reflects further adjustments to EBITDA to exclude certain non-cash items and other items that FiscalNote’s management believes are not indicative of ongoing operations. FiscalNote’s management believes that EBITDA and Adjusted EBITDA are useful for investors and others in understanding and evaluating our operating results in the same manner as management. EBITDA and Adjusted EBITDA are not financial measures calculated in accordance with GAAP and should not be considered as substitutes for net loss, net loss before income taxes, or any other operating performance measure calculated in accordance with GAAP. Using these non-GAAP financial measures to analyze FiscalNote’s business would have material limitations because the calculations are based on the subjective determination of FiscalNote’s management regarding the nature and classification of events and circumstances that investors may find significant. In addition, although other companies in FiscalNote’s industry may report measures titled EBITDA and Adjusted EBITDA or similar measures, such non-GAAP financial measures may be calculated differently from how FiscalNote calculates non-GAAP financial measures, which reduces their comparability. Because of these limitations, investors should consider EBITDA and Adjusted EBITDA alongside other financial performance measures, including net income and other financial results presented in accordance with GAAP.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will," "are expected to," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "pro forma," "outlook" or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote's industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote's estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street's and FiscalNote's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street's or FiscalNote's control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.